August 22, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Tim Buchmiller Praveen Kartholy Geoffrey Kruczek Jay Mumford Gary Todd

Re:	Ambarella, Inc. Confidential Draft Registration Statement on Form S-1 Submitted July 11, 2012 CIK No. 0001280263

Ladies and Gentlemen:

On behalf of Ambarella, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 2, 2012, relating to the Company’s Confidential Draft of Amendment No. 1 to Form S-1 Registration Statement (CIK No. 0001280263) submitted to the Commission on July 11, 2012 (the “Registration Statement”).

The Company is concurrently submitting to the Commission via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the convenience of the Staff, we will provide ‘hard’ copies, complete with exhibits, of Amendment No. 2 as well.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Securities and Exchange Commission

August 22, 2012

The Company has not provided, nor has it authorized anyone to provide on its behalf, written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The underwriters that are participating in the Company’s initial public offering have confirmed to the Company that they have not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act.

Graphics

2.	We note graphics added to your document. With a view toward clarified disclosure, please tell us whether the end products you depict actually include the products you make. Please also revise to clarify the nature of the products you make; we note you do not produce cameras, camcorders or cable boxes. Also, please tell us, with a view toward clarified disclosure, why you believe it is appropriate to show the photographs you do, given that the activities and people depicted appear unrelated to your company and your products. It is also unclear whether the photographs were taken by devices that incorporate your product.

In response to the Staff’s comment, the Company has revised the graphics and added textual disclosure noting that each of the devices shown incorporates the Company’s solutions but are not manufactured by the Company, and that the pictures are illustrative of the purposes for which the products using Ambarella solutions are used but were not necessarily taken with products that include Ambarella solutions. The Company respectfully submits that the pictures shown are indicative of how the Company’s solutions are an integral component of the products that are depicted and the activities being recorded.

Ambarella, Inc, page 1

3.	It appears your business, end markets and some of your significant customers have changed significantly since your initial public filing last year, due at least in part to the “shifting consumer preferences” noted in your disclosure. Please revise to describe the material changes to your business and end markets since your initial filing. Please also make any necessary revisions to your disclosure beginning on page 70. See Regulation S-K 101(a)(1).

In response to the Staff’s comment, the Company has revised pages 1, 3, 71 and 74 of Amendment No. 2 to further describe the material changes to the Company’s business and end markets since the Company’s initial filing.

Industry Background, page 2

4.	Regarding your disclosure in this section:

•

The summary should be a balanced presentation of the most significant aspects of your offering—not merely a recitation of only the positive aspects of the investment that only later addresses the risks to which you “may” be subject and then only at a high level and

Securities and Exchange Commission

August 22, 2012

leaves balancing details for later in your document. As examples only, your disclosure here includes separately captioned, explained paragraphs detailing industry trends, how your solutions address those trends and your strengths and strategies while only including a one-sentence summary of risks you face. We also note that the summary of the risks does not appear to include several of the matters that you say have impacted and may in the future impact your performance and industry, including the proliferation of smartphones and changing consumer preferences; and

•

As a related matter, please ensure the favorable data you cite in the summary is balanced with equally prominent disclosure regarding any material unfavorable industry data of which you are aware. As one example only, you mention data projecting significant growth in the mirrorless camera market; however, you do not include data from the same report citing digital camera unit sale declines in 2011, volatility in that market and a projected overall decline in the digital camera market through 2016.

Please revise substantially.

In response to the Staff’s comment, the Company has provided additional disclosure on pages 1, 3, 71 and 74 of Amendment No. 2 regarding shifts in the market, additional disclosure on page 5 of Amendment No. 2 regarding risks the Company faces, and additional disclosure on pages 3 and 74 of Amendment No. 2 regarding industry data for the digital camera market.

5.	We note the types of video capture devices mentioned in the first paragraph. Please revise to clarify in which of those devices your products are currently included. For example, are your products currently included in smartphones?

In response to the Staff’s comment, the Company has revised page 2 of Amendment No. 2 to clarify in which devices the Ambarella solutions are currently included, and which products have contributed to the substantial growth in the volume of video content, which indirectly has spurred demand for Ambarella solutions that enable the management, encoding and delivery of video content.

Third parties’ assertions of infringement . . ., page 21

6.	Please clarify the nature of the claims referenced in the disclosure you added to this and the following risk factor. For example, the disclosure added here indicates that your end customers have been sued due to the products they make. However, the sentence following the added disclosure says that you could be subject to significant liability or invalidation of intellectual property in lawsuits resulting from “such allegations.” Given this, it is unclear whether the alleged infringement relates to your intellectual property or that of your customers. Also, to the extent your customers have sought or are seeking indemnification from you for claims made against them, please revise the disclosure on the top of page 22 accordingly.

In response to the Staff’s comment, the Company has revised pages 22 and 23 of Amendment No. 2 to clarify the disclosure relating to the risk of third-party assertions of intellectual property rights and to state that, to date, no customers have sought indemnification from the Company for claims made against them.

Securities and Exchange Commission

August 22, 2012

Ability to Capitalize . . ., page 49

7.	You disclose here indicates that you are “adding wireless communication functionality” into your solutions for the camera market. Your other disclosures, such as on pages 1 and 3, indicate that your solutions already enable wireless connectivity. Please reconcile.

In response to the Staff’s comment, the Company has revised page 50 of Amendment No. 2 to clarify in which markets the Ambarella solutions currently enable wireless connectivity.

Comparison of three months ended April 30, 2011 and April 30, 2012, page 52

8.	Please revise to clarify the reasons underlying each of the material changes to the line items you mention. For example, you state that revenues increased due to higher infrastructure market sales and higher selling prices, but it is unclear why infrastructure market sales were higher or why the selling price of the product you note increased as compared to the prior year. Likewise, it is unclear what types of “current and new customers” adopted your products, what factors drove that adoption, and why revenues related to A2 and A5 SoCs decline. It is also unclear what impact the closure of Eastman Kodak’s camera division or smartphone proliferation had on your revenues this period.

In response to the Staff’s comment, the Company evaluated the discussion and analysis of the comparison of the three months ended April 30, 2011 and April 30, 2012 and has provided additional disclosure on page 53 of Amendment No. 2.

Fiscal Year 2012 Director Compensation, page 94

9.	Please tell us why Dr. Hu is not listed in this table, given the date of his appointment, as mentioned on page 90, and number of shares he may acquire upon exercise of options he holds, as disclosed on pages 109-10. Also, given those options and date of appointment, please clarify how you determined that no directors received compensation during fiscal year 2012.

The Company respectfully advises the Staff that Dr. Hu did not receive any compensation, including any equity grants, during fiscal year 2012. The Company has added disclosure on page 95 of Amendment No. 2 regarding the equity grant that Dr. Hu received in fiscal year 2013.

Summary Compensation Table, page 96

10.	Footnote 3 refers only to cash bonuses for 2012 performance, but that note appears in the table for 2011 and 2012. Please clarify.

In response to the Staff’s comment, the Company has revised footnote 3 on page 97 of Amendment No. 2 to appropriately reference both fiscal years 2011 and 2012.

Securities and Exchange Commission

August 22, 2012

Outstanding Equity Awards at Fiscal 2012 Year-End, page 99

11.	Please revise to clarify how you determined what numbers to include in each column of the table given that note 1 indicates all options may be exercised prior to vesting. Please also revise to clarify the significance of the “service-based vesting condition” if the options can be exercised prior to vesting. Also revise to clarify the nature of the early exercise feature as it relates to the options held by the executives included in this table as well as the directors listed on page 94. Further, please clarify how your disclosure on page 109 accounts for the ability of your affiliates to exercise their options early.

The Company respectfully advises the Staff that not all options disclosed in the Outstanding Equity Awards Table may be exercised prior to vesting, rather, footnote 1 is intended to simply explain that the shares listed in the “exercisable” column either are vested or may be exercised prior to vesting. The only option listed in the table that may be early exercised is Mr. Laplante’s option to purchase 1,298,400 shares, all of which shares are listed under the “exercisable” column. The Company has revised the Outstanding Equity Awards Table on page 100 of Amendment No. 2 to clarify this. As for the “service-based vesting condition”, shares that are early exercised but that remain unvested at the time of termination of employment may be repurchased by the Company. Regarding the disclosure in the Principal Shareholders section of the Registration Statement, the third paragraph on page 110 of Amendment No. 2 explains how the Principal Shareholders table accounts for the ability of affiliates to exercise their options early, by noting that options that are immediately exercisable or exercisable before the stated date are deemed to be owned by the applicable affiliate.

Certain Relationships . . ., page 107

12.	Please update your disclosure here and on page 109 to be as of the most recent practicable date. Also, your disclosure here mentions multiple offer letters, but only one is described on page 107. Please revise or advise, as appropriate.

In response to the Staff’s comment, the Company has updated the disclosures on pages 108 and 110 of Amendment No. 2 as of July 31, 2012. The Company has also revised the disclosure on page 108 of Amendment No. 2 to clarify that Mr. Laplante is the only named executive officer who received an offer letter in connection with his employment by the Company.

13.	Please disclose the information required by Regulation S-K Item 404 regarding any affiliate who participated in the issuance of Series D preferred shares in January 2012. Please also file as exhibits the purchase agreement related to that issuance and the “Share Repurchase Agreement” referenced in the last full paragraph on this page.

The Company respectfully advises the Staff that no affiliate of the Company participated in the Series D financing. In determining whether to file the Series D purchase agreement, the Company considered the non-involvement by affiliates, the material terms of such agreement and the fact that the Company will have no further obligations under the agreement upon the closing this offering, and concluded that such agreement is not material to the Company. Therefore, the

Securities and Exchange Commission

August 22, 2012

Company respectfully submits that such agreement is not required to be filed pursuant to Item 601(b) of Regulation S-K. Moreover, all of the material terms of the purchase agreement – the price per share of the Series D preference shares and the number of Series D preference shares sold – are already disclosed in the Registration Statement on page F-16.

Similarly, in determining whether to file the Share Repurchase Agreement, the Company considered the terms of such agreement and the fact that the opportunity to sell ordinary shares to the Company pursuant to such agreement was made available on the same terms to all holders of ordinary shares (other than the Company’s CEO and CFO, who were not eligible to participate in the share repurchase), and concluded that such agreement is not material to the business of the Company. With respect to the two officers of the Company who elected to participate in the share repurchase, the material terms of such repurchases were the same as the terms for all other participants and have been disclosed in the Registration Statement on page 108, namely the number of shares repurchased and the aggregate repurchase price.

Principal Shareholders, page 109

14.	Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares held by Wintech Microelectronics.

In response to the Staff’s comment, the Company has updated footnote 4 on page 111 of Amendment No. 2 to add the requested disclosure.

U.S. Federal Income Taxation, page 120

15.	We note your disclosure addresses only “certain” material tax considerations. Please revise to include all material tax considerations. Please also revise the second full paragraph on page 122 to clarify how meeting only “certain” of the holding period requirements permits the tax treatment you mention.

In response to the Staff’s comment, pages 121 and 123 of Amendment No. 2 have been revised to remove the word “certain” in order to clarify that all material tax considerations are being disclosed.

16.	Please clearly identify each material tax consequence counsel is opining upon. Given the disclaimer in the last full paragraph on page 122, it appears much of the disclosure in this section simply recites existing law without applying such law to the facts. Please refer to Section III.C.1 and 2 of Staff Legal Bulletin No. 19, available on our website at http://sec.gov/interps/legal/cfslb19.htm Please also update the disclosure on page 122 regarding PFIC status “for the 2011 taxable year.”

The Company respectfully advises the Staff that the scope of tax consequences on which we intend to opine is addressed in the last sentence of the introductory paragraph of the Taxation section on page 121 of Amendment No. 2, which states: “To the extent the discussion relates to

Securities and Exchange Commission

August 22, 2012

matters of U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, our U.S. counsel.” The referenced disclaimer on page 123 of Amendment No. 2 states that we are not opining on the Company’s status as a PFIC for U.S. federal income tax purposes, which disclaimer has been revised in Amendment No. 2 to clearly state that we cannot opine on this issue as the necessary facts are not yet known.

Item 15. Recent Sales of Unregistered Securities, page II-1

17.	From your disclosure on page II-2, it appears that only “certain” of the securities mentioned in paragraphs (1)-(3) were issued in reliance on the exemptions you cite.

Please revise to clarify on what exemption you relied in issuing the remainder of those securities.

In response to the Staff’s comment, the disclosure on page II-2 has been revised to clarify that the securities law exemptions were relied upon in issuing all of the shares mentioned in paragraphs (1)-(3).

18.	Please reconcile your disclosures in paragraph (1) and on page F-5 regarding the number of shares acquired upon exercise of options.

The Company respectfully advises the Staff that the cited difference in the number of shares is a result of the repurchase of shares that occurred during the applicable period. The Company has added disclosure of such repurchases on page II-1 of Amendment No. 2 so that the number of shares disclosed on page F-5 and in Part II can be more readily reconciled.

Power of Attorney, page II-5

19.	The first sentence states that “each person whose signature appears below” appoints Messrs. Wang and Laplante as his attorney-in-fact and agent. Given that Chenming Hu’s signature is the only one that appears after that paragraph, please clarify on what authority Mr. Laplante relied to sign on behalf of the directors listed on page II-4.

The Company respectfully advises the Staff that all other directors previously granted a Power of Attorney to Messrs. Wang and Laplante as set forth on page II-4 of the initial Registration Statement filed with the Commission via EDGAR on June 10, 2011.

Exhibits

20.	Please reconcile the last two sentences of your response to prior comment 23 with the second paragraph of the first risk factor on page 20.

The Company respectfully advises the Staff that the disclosure in such risk factor on page 21 of Amendment No. 2 refers to the importance of software development tools generally and the

Securities and Exchange Commission

August 22, 2012

Company’s relationships with companies that provide such tools. As noted in the prior response letter to the Staff dated July 11, 2012, the technology (i.e., software development tools) covered by the license agreement with Cadence Design Systems, Inc. is generally available from other third parties on similar terms, such that the specific tools provided to the Company by Cadence are not material to the Company’s business, as the Company could license similar tools on similar terms from other third parties. Based on the foregoing, and the fact that the payment obligations under the Cadence license agreement are not material to the Company’s financial position, the Company respectfully continues to maintain that it is not materially dependent on this agreement and thus is not required to file the agreement pursuant to Item 601(b) of Regulation S-K.

21.	We note Exhibit 8.1 and the reference to counsel and its opinion on page 120. Please file the consent of counsel.

In response to the Staff’s comment, the Company has filed Exhibit 8.1 with Amendment No. 2.

*        *        *         *        *

Securities and Exchange Commission

August 22, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to me at (650) 320-4693. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Aaron J. Alter

Aaron J. Alter

Enclosures

cc (w/encl.):

Feng-Ming Wang

Michael Morehead, Esq.

Ambarella, Inc.

Larry W. Sonsini, Esq.

Jennifer Knapp, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Williamson, Esq.

David G. Peinsipp, Esq.

Cooley LLP